FLAT ROCK OPPORTUNITY FUND

SUPPLEMENT NO. 1 DATED SEPTEMBER 28, 2020

TO THE PROSPECTUS DATED MAY 1, 2020

This document supplements, and should be read in conjunction with, the Fund’s prospectus, dated May 1, 2020, relating to the Fund’s offering of up to $200,000,000 in Common Shares of Beneficial Interest (“Shares”). Terms used and not otherwise defined in this Supplement No. 1 shall have the same meanings as set forth in the Fund’s prospectus.

The purpose of this supplement is to announce that as of September 18, 2020, the Fund entered into a credit agreement (the “Credit Agreement”) by and among the Fund, Eagle Point Credit Management LLC, and certain lending parties (“Lenders”). Under the Credit Agreement, the Lenders agreed to provide certain term loans (with an aggregate initial total commitment of $30 million) and revolving loans (with an aggregate initial total commitment of $2.5 million) to the Fund, as borrower.

The second paragraph under “Repurchases of Shares” on page 7 of the prospectus is replaced in its entirety, as follows:

To provide our shareholders with limited liquidity, we conduct quarterly repurchase offers, at NAV, of no less than 5% and no more than 25% of our outstanding shares. Typically, we conduct such quarterly repurchase offers for 5% of our outstanding shares. Repurchase offers in excess of 5% are made solely at the discretion of the Board and investors should not rely on any expectation of repurchase offers in excess of 5%. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to have a portion of their shares repurchased. Accordingly, although we will make quarterly repurchase offers, investors should consider our shares to be of limited liquidity. See “Repurchases of Shares.” We intend to maintain liquid securities, cash and/or access to a credit facility in amounts sufficient to meet repurchase offer requirements.

The section “FEES AND FUND EXPENSES” on page 10 of the prospectus is replaced in its entirety as follows:

The following table includes fees and expenses that an investor in the Fund may incur, directly or indirectly.

Shareholder Transaction Expenses
Maximum Sales Load (as a percent of offering price)	None
Contingent Deferred Sales Charge(1)	None

Annual Expenses (as a percentage of net assets attributable to shares)(2)
Management Fees(3)	1.72%
Incentive Fees (15% of investment income)(4)	1.96%
Interest Payments on Borrowed Funds(5)	1.98%
Other Expenses(6)	0.74%
Distribution Fee(7)	None
Shareholder Servicing Fee(7)	None
Acquired Fund Fees and Expenses(8)	None
Total Annual Expenses	6.40%

(1)	The shares are not subject to a contingent deferred sales charge.

(2)	The amounts shown in the table assume that the Fund sells $50.0 million worth of its shares of beneficial interest ratably during the following twelve months, resulting in average net assets of $95.0 million, and that the Fund has borrowings of 25% of net assets. Actual expenses will depend on the number of shares the Fund sells in this offering and the amount of leverage it employs.

(3)	The SEC requires that the “management fees” percentage be shown as a percentage of net assets attributable to common shareholders, rather than total assets, including assets that have been funded with borrowed monies because common shareholders bear all of this cost. The management fee in the table above assumes that the Fund has borrowings of 25% of net assets.

(4)	As of February 2020, the incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding fiscal quarter, and is subject to a hurdle rate, expressed as a rate of return on the Fund’s adjusted capital, equal to 2.00% per quarter, or an annualized hurdle rate of 8.00%, subject to a “catch-up” feature. Prior to February 2020, the quarterly hurdle rate was 1.75% (7.00% annual). The amount of incentive fees shown is based on the amount earned in the prior fiscal year. See “Management of the Fund — Investment Advisory Agreement” for a full explanation of how the Incentive Fee is calculated.

(5)	The figure in the table assumes borrowings of 25% of net assets.

(6)	Other expenses include accounting, legal and auditing fees, reimbursement of the compensation for administrative personnel and fees payable to the Fund’s independent trustees. The amount shown in the Fees and Fund Expenses is based on estimated amounts for the current fiscal year.

(7)	The shares are not subject to a Distribution Fee or a Shareholder Servicing Fee.

(8)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. These indirect costs may include performance fees paid to the Acquired Fund’s adviser or its affiliates. It does not include brokerage or transaction costs incurred by the Acquired Funds. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund. We believe that the amounts under this line item will be less than 1 basis point. Therefore, any such estimated amounts are included in other expenses.

The section “EXAMPLE” on page 11 of the prospectus is replaced in its entirety as follows:

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return. The example reflects total expenses for the one-, three-, five-, and ten-year periods:

Example	1 Year	3 Years	5 Years	10 Years
Shares of Beneficial Interest	$ 64	$ 188	$ 309	$ 597

The example should not be considered a representation of actual future expenses. Actual expenses may be higher or lower than those shown.

If shareholders request repurchase proceeds be paid by wire transfer, such shareholders will be assessed an outgoing wire transfer fee at prevailing rates charged by DST Systems, Inc., our transfer agent, currently $10.00. The purpose of the above table is to help a holder of shares understand the fees and expenses that such holder would bear directly or indirectly.